August 2, 2019

Stavros G. Vizirgianakis
President and Chief Executive Officer
Misonix, Inc.
1938 New Highway
Farmingdale, New York 11735

       Re: New Misonix, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed July 26, 2019
           File No. 333-231797

Dear Mr. Vizirgianakis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed July 26, 2019

Under the merger agreement..., page 36

1. We note your response to prior comment 3 and your disclosure that in no event will
       Solsys members be liable for more than the actual amount of the Solsys merger consideration received by them in the Solsys Merger. Please reconcile this disclosure with the second risk factor on page 38. Also clarify when the Solsys members' obligation to reimburse the representative will terminate.
 Stavros G. Vizirgianakis
FirstName LastNameStavros G. Vizirgianakis
Misonix, Inc.
Comapany2019
August 2, NameMisonix, Inc.
August 2, 2019 Page 2
Page 2
FirstName LastName
Selected Unaudited Prospective Financial Information, page 107

2. It is unclear how you addressed that part of prior comment 10 seeking disclosure of the projections through 2029 mentioned on what is now page 101. Please revise as appropriate.
Material U.S. Federal Income Tax Consequences of the Mergers, page 113

3. Please tell us the reason for the uncertainty represented by the phrase "should be recognized" in the penultimate paragraph on page 116. Also, given the carve-out in the last sentence of the first paragraph of this section on page 113, it is unclear how you have provided all disclosure required by Form S-4 Item 4(a)(6). Please advise or revise your disclosure and exhibits as appropriate.
U.S. Federal Income Tax Consequences..., page 115

4. Please clarify how members determine whether they bear the economic risk of loss for the recourse liabilities as mentioned on page 33.
Consideration in the Solsys Merger..., page 119

5. We note your response to prior comment 13 regarding the intervals selected for the table on page 121. However, we also note the price interval between the last two columns in the table. If the amount of consideration to be received does not vary directly with the
         Misonix stock price changes between that interval, please provide additional columns as appropriate to clarify.
Clinical Evidence   Summary of Published Clinical Studies, page 150

6. We note your revisions in response to prior comment 17 and that you now attribute the summaries of the studies to Solsys. Please note that you may not disclaim responsibility for disclosure in your filing. Revise the first sentence of this section accordingly.
Choice of Forum, page 180

7. Please reconcile your disclosure that the Court of Chancery of the State of Delaware will be the exclusive forum for "any state" law derivative action or proceeding with the exclusive forum provision in Annex B and the disclosure regarding that provision on page
         211 which appear to indicate that such court will be the exclusive forum for any derivative action or proceeding, other than as provided in the last sentence of
Article VII Section 1 in
         Annex B.
8. It appears that your revised forum selection provision in Annex B identifies a state court located within the State of Delaware (or, if no state court located within the State of
         Delaware has subject matter jurisdiction, the federal district court for the District of
         Delaware) as the exclusive forum for certain litigation, including "any derivative action."
 Stavros G. Vizirgianakis
Misonix, Inc.
August 2, 2019
Page 3
         It s unclear how this clause is consistent with your disclosure on page 180 regarding the forum for claims under the Securities Act. If the provision in Annex B is intended to apply to actions arising under the Securities Act, please clarify your disclosure, state that there is uncertainty as to whether a court would enforce such provision, and revise your risk factors as appropriate to address such issues as increased costs to bring a claim. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act.
Comparison of Shareholder Rights, page 182

9. We note your response to prior comment 26; however, it appears that the 66 2/3% vote provision mentioned in the last column on page 213 is not presented separately on the proxy card. Please advise or revise.
Article XLII. Removal of Directors or Managers -- New Misonix, Inc. (DE) , page 195

10. We note your response to prior comment 25 but it is unclear how your disclosure in this section addresses the 66 2/3% vote for removal of directors provided for in Article VI,
         Section 4 of Annex B. Please revise as appropriate.
Incorporation of Certain Documents by Reference, page 216

11. It is unclear where you made the revisions indicated in your response to prior comment
         27. Please advise or revise your filing as appropriate.
12.    We note your response to prior comment 28:
         It remains unclear how the last paragraph on page 216 is reconcilable to the documents filed under Rule 425 as at least one such document appears to include statements that are not incorporated by reference. Please advise or revise as appropriate.
         We note the revenue expectation added on page 85. Please see Regulation S-K Item
           10(b)(2) regarding presentation of revenue projections without one of the identified measures of income.
FirstName LastNameStavros G. Vizirgianakis
Exhibit Index, page II-5
Comapany NameMisonix, Inc.
13.
AugustPlease file the 3
        2, 2019 Page consent identified as exhibit 23.3.
FirstName LastName
 Stavros G. Vizirgianakis
FirstName LastNameStavros G. Vizirgianakis
Misonix, Inc.
Comapany2019
August 2, NameMisonix, Inc.
Page 4
August 2, 2019 Page 4
FirstName LastName
Exhibits 8.1 and 8.2, page II-5

14. Please clarify whether the Representation Letters are limited to factual matters. For guidance, see Section III.C.3 of Staff Legal Bulletin No. 19 available on the Commission's website. Also:
           ensure that the opinions that you file cover all tax disclosure in your prospectus, as appropriate; we note for example the disclosure on pages 33 and 49; and
           where disclosure refers to more specific provisions of the Code than the opinions cite, please tell us the significance of those differences; we note for example your disclosure on pages 33 and 132.
        You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Legal
Branch Chief, at (202) 551-3617 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:      Jonn R. Beeson, Esq.